October 9, 2009

Mr. Terence O’Brien

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re	Gerdau S.A.
Form 20-F/A for the fiscal year ended December 31, 2008
Filed July 21, 2009

Forms 6-K filed May 13, 2009 and August 6, 2009
File No. 001-14878

Dear Mr. O’Brien:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 2, 2009, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2008 filed on July 21, 2009 and Forms 6-K filed May 13, 2009 and August 6, 2009.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience.  Given the considerable lapse of time since the fiscal year end described in the Annual Report on Form 20-F and the date of these responses, we believe investors would not benefit from the resubmission of an amended 20-F reflecting the additional clarifications that we will provide in this letter. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

Please revise your filing to disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•                  The location and means of access to your property, including the modes of transportation utilized to and from the property.

•                  Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•                  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•                  A description of any work completed on the property and its present condition.

•                  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•                  A description of equipment, infrastructure, and other facilities.

•                  The current state of exploration of the property.

•                  The total costs incurred to date an all planned future costs.

•                  The source of power and water that can be utilized at the property.

•                  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response:

It has been, and continues to be, the Company’s understanding that compliance with the disclosures required by Industry Guide 7 is required in circumstances where the registrant is engaged or to be engaged in significant mining operations.  This would be the case with “extractive enterprises”.  The Company is not engaged in significant mining operations and is not an “extractive enterprise”, and we believe Industry Guide 7 disclosures would not be appropriate.

The Company does not have revenue-producing mining operations.   The mining operations represent the upstream vertical integration of our steel making process and represent only 6% of our raw material needs.  The raw materials represented by these mining operations are not sold to external customers and are abundantly available in Brazil.

This being the case, we believe the additional detail concerning the Company’s mining operations would be confusing and of little value to an investor.  If in the future the Company changes its strategy related to mining operations and they become a revenue generation business, the Company will include the complete information as required by Guide 7.

Comment No 2

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1 (a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filler Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-

Acceptance Filing issues. We believe the guidance in Instruction 1 (a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

•                  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•                  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•                  A north arrow.

•                  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•                  A title of the map or drawing, and the date on which it was drawn.

•                  In the event interpretative data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

As described in our response to question no. 1 above, the Company is not an extractive enterprise and, accordingly, believes that the disclosure required by Instruction 1 (a) to Item 4.D of Form 20-F is not applicable to us.

Comment No 3

Please revise your filing to disclose the following information for each of your material mineral properties:

•                  The nature of your ownership or interest in the property.

•                  A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•                  Describe the process by which mineral rights are required at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•                  An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•                  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•                  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•                  The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b) (2) of Industry Guide 7.

Response:

As described in our response to question no. 1 above, the Company is not an extractive enterprise and, accordingly, believes that the disclosure required by Instruction 1 (a) to Item 4.D of Form 20-F as well as paragraph (b) (2) of Industry Guide 7 are not applicable to us.

Comment No 4

We note you disclose reserves of 1.8 billion tones in your filing in regard to your Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco mines. In addition to these mines, please define your Columbian coking coal reserves and expand your disclosures within the filing to fully define all your proven and probable reserves. This would include the quantity (tonnage) and quality (grade) of your reserves. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to this effect included with your filing. Absent this condition, proven and probable reserves should be segregated. As footnotes or as part or your reserve tables, please revise your filing to disclose the following:

•                  Your reserve incorporates losses for mine dilution and mining recovery.

•                  Your metallurgical recovery factor for each of your mines.

•                  All prices and currency conversion factors used to estimate your reserves.

•                  Your percent ownership of each mine and clarify whether quantities disclosed are for the entire mine/deposit or just your share.

Response:

In 2008, the Company invested in the upstream vertical integration of its business. In July 2008, it acquired a 50.9% stake in the capital of Cleary Holdings Corp, which controls a metallurgical coke producer and coking coal reserves in Colombia for US$ 73.0 million (R$ 119.3 million). The Company has annual coke production capacity of 1.0 million tonnes and coking coal reserves estimated at 20 million tonnes.  As indicated in response no. 1 above, these mineral resources are vertical upstream raw material inputs for our core businesses, and are not material relative to our total input requirements.

Comment No 5

We note that inventory as a percentage of cost of sales has increased to 34% in 2008 from 26% in 2007, and that the inventory provision for 2008 was R$ 289.9 million, compared to the 2007 provision of only R$ 10.9 million, as disclosed on page F-51. Given that the 2008 provision accounts for 6% for 2008 net income, please revise your filling to discuss the increase in the inventory provision. See Section 501.05 of the FRC. Also, activity in the allowance for inventory obsolescence should be disclosed pursuant to Article 12-09 of Regulation S-X.

Response:

The increase in year end inventory as a percentage of cost of sales in 2008 in comparison to 2007 is a result of the severe slowdown in sales that occurred during the fourth quarter of 2008. As a result of the uncertainty related to the extent and duration of the economic slowdown, as well as the complexity of our manufacturing process, production could not be reduced as quickly as shipments slowed resulting in a growth in our inventory.

The increase in the inventory provision is primarily related to a lower of cost or market adjustment related to the impact of certain high-priced raw materials purchased by the Company prior to the decline in market selling prices of the finished products experienced in the fourth quarter. As a result of this scenario of having raw materials plus estimated costs to the conclusion of the production in an amount higher than selling prices less estimated cost of sales, the Company recognized an adjustment to net realizable value.

Generally, raw material costs fluctuate with the market selling prices of finished product. However, as production rates were curtailed during the fourth quarter, the consumption of the higher-priced raw material inventory did not keep pace with the reduction in selling prices for the Company’s finished products, resulting in the need for a lower cost or market write-down.

On page F-51, the Company disclosed the changes in the provision for obsolescence and adjustment to market value considering the “Provision for the year” account as “Charged to cost and expenses” pursuant to Article 12-09 of Regulation S-X, the “Exchange rate variation” account as “Charged to other accounts (Cumulative translation difference account in Equity) and the “Write-offs” account as “Deductions”.

We respectfully note that in response to the Staff, the Company will provide more details about the question above in future filings.

Comment No 6

You state herein that you obtained approval from creditor financial institutions for a temporary reset of certain covenants in credit agreements. Please revise your filing to disclose why a temporary reset was sought, and the actual amount achieved as of the most recent practicable date. Please discuss what the implications are of being in default with these covenants, since we note that such default may trigger cross-default provisions on other instruments.

Response:

In the second quarter of 2009 the Company’s management, based on conservative projections that took into account the economic crisis and its impacts on the steel market worldwide, sensed that there was the possibility that the Company might be in breach of financial covenants in certain debt agreements up to September 30, 2010.

Therefore, as a proactive initiative, the Company started to work on a proposal for a temporary reset of the financial covenants. The covenant reset would be in place in case a covenant breach was inevitable.

The practical effect of the covenant reset negotiation was to preclude the occurrence of an event of default under the respective agreements.  The consequences to the Company had the reset amendments not been accepted and following a breach of the covenants (which has not occurred) would have included cross default on other obligations. The total debt amount affected by potential financial covenant noncompliance was approximately US$ 3.7 billion and the total impact considering the cross default provisions in other debt obligations of the Company could reach up to US$ 5.8 billion, or an additional US$ 2.1 billion of the Company’s total debt. The total amount of potentially affect debt of US$ 5.8 billion represented approximately 56% of the total indebtedness of the Company.

With this scenario in mind, during the second quarter of 2009, the Company presented the proposal to its creditors involved in all debt facilities subject to financial covenants. On June 22, 2009 the Company obtained approval from 100% of the affected creditors, representing 43 banks and a portion of US$ 3.7 billion (about 35%) of the Company’s total indebtedness.

Additional information about covenants is described on Page F-62 and F-104 of the Form 20-F/A of Gerdau S.A.

Comment No 7

We note your discussion of the use of interest rate swaps to partially hedge future interest payments related to long-term debt throughout your filing. To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please revise your filing to disclose estimates of the amounts you will be obligated to pay within the table of contractual obligations. Refer to Item 5.F of the General Instructions to Form 20-F.

Response:

In response to the Staff’s comment, the Company is including a row in the table originally presented in the Form 20-F with the disclosure of estimates of the amounts of interest rate swaps at December 31, 2008 and we intend to expand future disclosures including the requested information, as follows:

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations	1,929,812	1,929,812	—	—	—
Long-term debt obligations	20,453,275	1,858,273	6,446,804	5,999,569	6,148,629
Debentures	850,749	145,034	270,778	333,914	101,023
Interest payments	8,450,646	1,006,714	2,303,772	1,098,953	4,041,207
Interest rate swaps	266,830	—	180,075	86,755	—
Operating lease obligations	176,808	33,583	53,683	44,080	45,462
Capital expenditures	2,095,024	1,248,626	846,398	—	—
Unconditional purchase obligations	267,425	267,425	—	—	—
Pension funding obligations	1,769,729	124,608	435,245	167,730	1,042,146
Put option the remaining stake in PCS acquisition	145,025	—	—	145,025	—
Put option granted to Santander Group on Corporación Sidenor acquisition	553,296	—	—	553,296	—
Total	36,958,619	6,614,075	10,536,755	8,429,322	11,378,467

Comment No 8

We note that PwC’s opinion date on December 31, 2006 financial statements has been updated since this report opines on IFRS financial statements. In this opinion, PwC states that it did not audit two entities, the Gallatin joint venture and the Aços Villares S.A. subsidiary, whereby “Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company and Aços Villares S.A., is based solely on the reports of the other auditors.” However, we note that those audit reports, which are included as Exhibits to the Form 20-F/A, included opinions on financial statements prepared under US GAAP and Brazilian GAAP, not IFRS. Please have your auditors revise their opinion in an amended Form 20-F/A to clearly state whether any registered accounting firm audited the IFRS conversion of the two entities. If no firm has audited these entities, please tell us how PwC determined that issuing an unqualified opinion was appropriate.

Response:

We respectfully note that independent registered accounting firms have reported as follows  with respect to the financial statements of Aços Villares S.A. and  Gallatin Steel Company:

a. The audit report of Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) on the financial statement of Aços Villares S.A. for the year ended December 31, 2006 is included on Exhibit 15.02 to the Form 20-F/A of Gerdau S.A. and paragraph 5 of the audit report refers to Note 26 to such financial statements that includes information about the nature and effect of differences between accounting practices adopted in Brazil (“Brazilian GAAP”) and IFRS, including a reconciliation of net income and shareholders equity for the year ended December 31, 2006; and.

b. The audit report of PricewaterhouseCoopersAuditores Independentes included on page F-2 to the Form 20-F/A of Gerdau S.A. states that “the audit of the adjustments required to convert the financial statements of Gallatin Steel Company to IFRS is our responsibility”

Comment No 9

You disclose on page F-40 that as a result of the impairment analysis performed as of the transition date you have recognized goodwill impairment under IFRS with respect to your subsidiary Margusa. We assume if the impairment analysis was performed as of the transition date, which you disclose on page F-37 as January 1. 2006, the goodwill impairment would have been recorded on that date. Please clarify. Also, please tell us the amount related thereto and clarify how you were able to attribute the impairment to the Margusa subsidiary if your cash generating units in the goodwill impairment analysis conducted under IFRS were your five operating segments. We also note the disclosure on page F-97 that there was a goodwill impairment under US GAAP for Margusa. In the paragraph immediately preceding this disclosure, it appears the relevant testing date would be December 31, 2007. However, this item is included under the heading on page F-96 for difference between US GAAP and BR GAAP for the fiscal 2006 year. Please tell us at what date(s) an impairment for Margusa would have been recorded, the amount(s) related thereto, and what your reporting units are under US GAAP.

Response:

We confirm that the amount of R$ 43,284 was recognized as goodwill impairment as of the transition date — January 1, 2006.

The disclosure on page F-97 is a narrative description of the differences between US GAAP and Brazilian GAAP (“BR GAAP”) for 2006. “In the paragraph immediately preceding” in the comment above, we refer that up to December 31, 2007 the impairment rule (which we have in US GAAP) was not effective in Brazil and because of this GAAP difference we had that adjustment for the reconciliation of 2006. Our intention was not to state that the impairment test was performed on December 31, 2007, but only to include a reference concerning the differences between US GAAP and BR GAAP up to that date. From 2008 on, the treatment of this issue under BR GAAP more closely approximated the treatment under to US GAAP due to a change in the Brazilian accounting law.

Under BR GAAP, the amounts of goodwill had to be amortized over a period of time and because of this rule, the Company had to control the goodwill originated by each acquisition. Because of this requirement under BR GAAP, the Company was able to identify the amounts of goodwill subject to impairment as of the transition date. Since the Company adopted IFRS as of January 1, 2006, the goodwill impairment analysis started to consider our cash generating units which were the same of our business segments under IAS 14, which is the way the management of the Company customarily receives information about the business and make decisions.

Under US GAAP, the Company adopted SFAS No. 142 - Goodwill and Other Intangible Assets. Under this standard, goodwill is no longer amortized but tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value. Margusa was a reporting unit under US GAAP and the Company recognized an impairment in the amount of US$ 13,038 in 2005 and US$ 1,630 in 2006.

Comment No 10

Please revise your filing to disclose here or in Item 5 the amounts of derivative gains (losses) recognized in each period for each category of derivative instruments, i.e., interest rate; commodities; foreign exchange; etc. If none of these amounts were material to your operating results or liquidity then please disclose that fact. Further, please disclose whether a material change in any market index would reasonably be expected to cause material losses in your existing derivative positions. This information is needed for investors to better understand the materiality on this activity to your operating results and the materiality of your loss exposure regarding these financials instruments, and it is unclear whether material gains are being offset against material losses.

Response:

The Company discloses in Notes 17.e and 17.g the amounts of derivatives gains (losses) recognized for each category of derivative instruments. As an example, in Note 17.e, we provide details about Interest Rate Swaps the Company has and the gains or losses recognized, which represent the settlement amounts if the contracts were settled as of December 31, 2008.

In response to the Staff’s comment, the Company is providing the table below and will explain in future filings whether material changes in any market index would reasonably be expected to cause material losses in the Company’s existing derivative positions.

The objective of the table below is demonstrate the effects the Company would have in a hypothetical situation of variation of 25% in the market indexes showed.

Operation	Risk involved	25% of Variation

Non Deliverable Forwards	Exchange rate variation	44,541
SWAP Contracts
Interest Rate Swap	Libor rate variation	21,045
Cross Currency Swap	Japanese yen exchange rate variation against US Dollars	2,916

		68,502

It is important to mention that a variation of 25% in the market indexes, as showed above, is not expected to have a material effect on the liquidity of the Company and the effect on operating results may or may not be material, depending on the performance of the Company for the period.

Comment No 11

We note Açominas is no longer a reportable segment, but has been aggregated in the results for the Brazil segment. Please explain to us why Açominas is no longer a reportable segment, since we note from the Form 20-F that its revenues, net income and identifiable assets all comprise more than 10% of those consolidated amounts for each of the last three years. Refer to paragraph 13 of IFRS 8. Tell us how the aggregation criteria in paragraph 12 of IFRS has been met for aggregating Açominas with Brazil.

Response:

Our response has the objective of providing you more details about the question above.

In 2009, the Company’s Board of Directors approved the proposal of the Gerdau Executive Committee (the chief operating decision maker) related to the new governance of the Company, which established a new business segmentation, as follows: Brazil Operations (includes all operations in Brazil, other than specialty steels), North American Operation (includes all operations in North America, except those in Mexico and specialty steels), Latin America Operation (includes all operations in Latin America, except Brazil) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe and the United States).

Açominas and Long Steel Brazil, previously treated as separate segments, are now reported as a single operating segment since most of their operational support areas are integrated. This means in practical effect that Long Steel Brazil sells part of the Açominas products to the domestic and export markets. In the same way, Açominas’s purchasing department is responsible for buying all of Long Steel Brazil’s iron ore needs. Furthermore, numerous other services are shared by them, including Human Resources, Information Technology, Accounting, Domestic and Export Sales, Tax and Financial departments. These are examples of the extent of integration of these operations and why the Company decided to change its governance and aggregate the information the chief operating decision maker uses to manage the business.

According to paragraph 5 of IFRS 8, an operating segment is a component of an entity:

(a)          that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b)         whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c)          for which discrete financial information is available.

Paragraphs 12 and 13 provide guidance about aggregation criteria and quantitative thresholds for operating segments when the criteria established in paragraph 5 is met.

The chief operating decision maker is no longer monitoring individual information about Açominas and Long Steel Brazil, but rather information concerning a unified operating segment styled Operation Brazil.

Comment No 12

We note the R$ 1.08 billion impairment of fixed assets and intangible assets and goodwill in the second quarter ended June 30, 2009. However, the disclosure herein, nor in the press release located on your website dated the same day, does not address the causes and implications of such impairment. Therefore, please revise future filings to describe the key assumptions used in your valuation methodologies, as well as to provide sensitivities thereof. Refer to Section 501.14 of the FRC, which states that you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying this critical accounting measurement. At a minimum, include in your response the following:

•                  Disclose the amount of impairment for each category of asset. For the goodwill impairment, disclose the amount(s) by reportable segment, if applicable.

•                  The specific assumptions/estimates that changed between your annual 2008 impairment tests and the interim June 2009 test and how those changes impacted the impairment calculation.

•                  The specific business, competitive and economic factors that caused the change in assumptions. For example, discuss whether: there was a loss of significant customers; business was concentrated in a geographic region that was hit harder than other regions; or new competitors emerged in the marketplace.

•                  Quantify the extent to which actual 2008 results differed from the June 2009 cash flow forecast.

•                  Disclose the June 2009 assumption of how long you expect the negative operating results will continue, i.e., 1 year, 3 years, etc.

•                  Disclose whether the affected business(es) is(are) currently generating negative cash flows. If so, discuss how long you assumed in the June 2009 test it would continue.

•                  Discuss any change in the discount rate and the reason(s) therefore.

•                  Specifically discuss the accuracy of management’s past estimates. Please also provide this disclosure in your letter.

Given that this charge had a 144% impact on the quarter net loss, the foregoing disclosures are material information for your readers.

Response:

With respect to your request for clarification: On June 30, 2009, the performed tests identified a loss for impairment of property, plant and equipment in the amount of R$ 426,420, goodwill in the amount of R$ 201,657 (only related to the segment Specialty Steel), other intangible assets in the amount of R$ 304,425, other related costs in the amount of R$ 101,469 and investments through the equity accounting method in the amount of R$ 46,092 (R$ 31,458 related to goodwill and R$ 14,634 related to property, plant and equipment).

The December 2008 impairment test was based on forecasts prepared during 2008, which were based on expected results of the operating segments at that time. For the June 2009 impairment test, the forecasts were revised downward in order to align them with the updated expectation of the economic environment in which Gerdau North America and Specialty Steel businesses would operate.

The severity of the economic downturn was not fully understood at the time in which the forecasts were established and used for the December 31, 2008 impairment analysis. The assumptions changes in the interim June 2009 impairment test were mainly due to business (strong downturn in automotive and construction markets), economic factors and the uncertainty of the current environment.. These factors resulted in weaker demand affecting operating profit and capacity utilization in Gerdau North America and Specialty Steel. For instance, the 2009 EBITDA forecast for Specialty Steel as of June 2009 decreased by 85% compared to December 31, 2008 estimate. The expected recovery of this market originally was anticipated to begin in the second half of 2009; however, the revised forecast reflected a recovery of the market not being felt until 2010.

The intangible assets impairment value in Specialty Steel Business was related to a decrease in customer relationship value due to lower demand, as our main clients from the automotive industry suffered economic difficulties (credit crunch).

The impairment in the investments through the equity accounting method was mainly due to the postponed investment (due to the lack of cash flow generation of the parent companies) needed at the plant to operate and generate positive cash flows.

The joint-controlled entity in India will have negative operating profit (EBIT) for 2009 and 2010, whereas Specialty Steel will only have negative operating profit for 2009.

The discount rate used in the impairment tests was 13.5% for December 2008 and 13.25% for June 2009. The decrease was due to a lower leveraged Beta (1.50 to 1.46) and a reduction in the risk premium (7.1% to 7.0%) used in the CAPM. These changes are mainly due to reduction in the volatility of stock market.

Historically, management’s past estimates have been accurate when compared to actual results. The Company is fully aware of the implications and the cyclical aspects of the industry and the forecasts are usually conservative compared to actual results.

The Company has a structured planning process which includes preparation of forecasts, execution plans, approvals and check meetings. These check meetings are based on follow ups on goals, targets and strategic projects. To help we improve the accuracy of our forecasts in this difficult period of uncertainty a rolling forecast tool has been implemented since the second quarter and it has been used to review the interim June 2009 impairment test.

We intend to expand future disclosures including the aspects of Section 501.14.

Comment No 13

There is a concern that investors were surprised by the announcement of the June 30, 2009 impairment charges. On page 51 of the Form 20-F/A filed July 21, 2009, you state that you “do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.” Your announcement of an impairment charge was made just 15 days later. Therefore, investors may not understand how management could reasonably conclude on July 21 that there was no “reasonable likelihood” of a material change given that a material change occurred in the two weeks that followed. As such, please either revise the Form 20-F/A to clarify the language therein, or explain to us how you determined that there was no reasonable likelihood at July 21. If you determined there was no reasonably likelihood at July 21, then please explain to us the series of events that occurred in the two weeks leading up to the impairment, tell us when the change in estimates became “reasonably likely” and when the change in estimates actually occurred.

Response:

The impairment test of goodwill and other long-lived assets is evaluated based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test.

The Company produces different steel products for different sectors of the economy, such as industrial, civil construction and agribusiness sectors. The Company also operates its business in different geographic areas, such as North America, Latin America and Europe. Because of the different products, customers and markets in which the Company operates its business, it is necessary to use the best judgment for each financial statement reporting period to foresee the impact of changes in the level of demand in the economy and outlook for the coming years.

In the Note 32 (Subsequent events) of the Consolidated financial statements, the Company reported two events that are examples of the level of instability in the steel market currently:

•                  On June 8, 2009 the Company, through a subsidiary in North America, announced the suspension of production in a steel mill, the closing of another one and the potential closure of a third one, all of them due to lower demand for its products resulted from the downturn in the economy. The Company also stated these actions were expected to occur gradually over the next several months.

•                  On June 22, 2009 the Company announced that, owing to the gradual improvement in domestic and international demand, it will resume operations at blast furnace 1 of its Açominas unit on July 1st and will gradually raise production until the market returns to normal completely. The Company also stated it will also temporarily suspend operations at the unit’s blast furnace 2 (a smaller one) and will resume operations based on market conditions.

Shortly after the Form 20-F/A filing, the Company’s Disclosure Committee in a meeting on July 28, 2009 reviewed the assumptions and estimates related to impairment calculations for the 2nd quarter. On August 3, 2009, the Company’s Executive Committee had a meeting to decide relevant aspects related to the business, which were subsequently approved by the Board of Directors on August 4, 2009. These meetings, based on market conditions in some units, decided the following: (a) resume production in a steel mill, maintain the closure of another one and keep evaluating the potential closure of a third steel mill, all of them in North America; (b) not to suspend the production in the Açominas blast furnace 2 announced on June 22, 2009; (c) suspend production in a Specialty steel unit based in the United States; and (d) approve the impairment charge as of June 30, 2009 due to the closure of a steel mill in North America and the production suspension in a Specialty steel unit.

Therefore, on July 21, 2009, decisions by management of the Company were still pending and analyses on impairment were still not conclusive.

Currently, the positive effects of the North American program “Cash for Clunkers” in the automotive industry improved the demand for Specialty Steels and depending on the level of recovery over next months, the Company can resume the production in this Specialty Steel unit.

Comment No 14

We note the last three paragraphs of your critical accounting policy disclosure for the impairment test of assets with indefinite useful life on page 52 of the Form 20-F/A. Please revise your filing to quantify these estimates, as absent this disclosure, investors have no basis to assess their reasonableness or accuracy. We note the critical accounting policy disclosure merely reiterates the goodwill footnote on page F-58. Please be advised the critical accounting disclosure should also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Such requirements are not met unless investors are informed about what the estimates are and whether they have been accurate in the past.

Response:

In response to the Staff’s comment, the Company is providing more details about the assumptions that were considered for the impairment test and we intend to expand future disclosures including the requested information, as follows:

The Company performed impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows to take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

The discount rate was computed using the Cost of Equity of 16.9 % and the after-tax Cost of Debt of 5.5%. The capital structure of 30.0 % debt to total capitalization and 70.0 % equity to total capitalization was based on the average historical industry structure.  All parameters were expressed in nominal terms and based in US dollars.

We assumed a growth rate of 3.0 % in accordance with our perspective after a global market recovery (for North America a growth rate of 2.0 % was used).

To calculate the perpetuity, we normalized working capital and capital expenditures on the last year of the projections. In the perpetuity, we considered capital expenditures equal to depreciation and that working capital would increase according to the respective growth rate.

Working capital was calculated based on the cash conversion cycle (CCC) which represents the working capital need in term of days-sales. This forecast was based on historical data.

The announced investment plan in 2008 for the 2008-2010 period was US$ 5.0 billion. In 2008 the capital expenditure amount totaled US$ 1.4 billion. The remaining US$ 3.6 billion was rescheduled for the next five years.

The long-term economic-financial forecasts considered are: Gross Domestic Product, Exchange Rates (End-period and Average), Consumer Prices and Interest Rates

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By
/s/ Osvaldo Burgos Schirmer

			Name:	Osvaldo Burgos Schirmer
			Title:	Chief Financial Officer

Copy:	Jenn Do
Division of Corporation Finance